Exhibit 99.4

Mogo Finance Technology enters $800 Billion Payments Market1 with Launch of Innovative

Digital Spending Account and Platinum Prepaid Visa®

Mogo becomes first to offer Canadians a digital spending account managed through a mobile app

February 21, 2017 (Vancouver, B.C.) – Mogo Finance Technology Inc. (TSX: MOGO) (“Mogo”), a leading Canadian financial technology company, today announced the launch of the digital Mogo Spending Account with Platinum Prepaid Visa Card. This is the fourth product in Mogo’s innovative line-up of financial solutions designed to help Canadians manage their financial health and represents the next step toward Mogo’s vision to build the best digital banking experience in Canada.

The digital spending account can be opened for free in less than three minutes through Mogo’s iOS mobile app. The spending account comes with a Platinum Prepaid Visa card that is Chip/PIN and Paywave enabled. Funds can be transferred instantly from most bank accounts in Canada into the Mogo Spending Account directly through the app, giving consumers a convenient way to manage their spending without having to change banks. The account is designed to help consumers monitor and control their spending in a convenient and engaging way, through features such as instant transaction alerts with each purchase along with updated real-time balance. There are no monthly account fees and, unlike a regular credit card, using the MogoCard means there is no risk of overdraft fees or interest charges. In addition, when consumers sign up for a MogoAccount, they have the added benefit of access to Mogo’s other products including free monthly credit score monitoring, mortgages and personal loans.

“The launch of our digital spending account represents another important growth milestone for Mogo, bringing us into the large and growing payments market with a highly differentiated solution,” said David Feller, Founder and CEO of Mogo. “One of the biggest financial challenges consumers face is overspending, as credit cards are designed to incentivize spending while debit cards make it difficult to stay on budget. Our new spending account is designed to solve the overspending problem. We are leveraging the power of our technology platform to deliver a digital product that is not only much more convenient, it also gives consumers real-time data to help them manage and control their spending. With more than 350,000 members and our suite of innovative solutions, we continue to build on our market leadership as we work to deliver the best digital banking experience in Canada.”

“We’re always looking for ways to offer products that save consumers money so we’re excited to provide this product to customers for free with no monthly fee while Mogo earns the interchange revenue on transactions,” said Greg Feller, President and CFO. “Moreover, this product is a low-hurdle way for Canadians to add Mogo to their financial wallet and immediately get value and utility they are not getting from their current financial institution. Over time, as we continue to introduce new products and earn the trust of our members, our expectation is we will gain an increasing share of their financial wallet.”

Mogo has begun rolling out the product to members on its waitlist – to sign up for free download the iOS app.

1 “Canadian Payment Methods and Trends: 2016”, Payments Canada, November 2016,10.

For more information please contact:

Craig Armitage

Investor Relations

craiga@mogo.ca

416-347-8954

Alex Langer

Capital Markets

alexl@mogo.ca

604-765-1604

About Mogo Finance Technology Inc.

Mogo (TSX: MOGO) — a Vancouver-based financial technology company— is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans. With more than 350,000 members and growing, Mogo is leading the shift to digital banking in Canada. To learn more, please visit mogo.ca or download the mobile app.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, the launch of its digital spending account and projections regarding member growth. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to invest in its platform and expand into new products and markets and its expectations for its financial performance for 2016 are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 30, 2016 for the year ended December 31, 2015, which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

Visa® is a registered trademark of Visa Int. Service Association and used under license. Mogo Platinum Prepaid Visa Cards are owned and issued by Home Trust Company, a TM licensee of Visa Int. and subject to Terms and Conditions. Your MogoCard balance is not insured by the Canada Deposit Insurance Corporation. MogoCard is subject to Terms and Conditions. The Mogo Spending Account is only available to MogoAccount holders with an activated MogoCard.